Exhibit 99.2

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(in Canadian dollars)

	Notes	March 31, 2019	December 31, 2018
		(Unaudited)	(Audited)
Assets

Current
Cash		$3,203,741	$9,022,821
Short term investments	6	39,543,366	63,023,908
Harmonized sales tax recoverable		718,026	1,492,110
Inventory	7	55,813,185	35,389,490
Biological assets	7	21,802,426	10,502,579
Accounts receivable		3,430,523	6,151,604
Prepaid expenses		14,999,144	2,859,039
Total current assets		139,510,411	128,441,551

Investments	16	11,912,719	10,661,932
Restricted cash	6	100,000	100,000
Property and equipment	8	70,504,503	62,208,905
Right-of-Use assets	3,8	1,603,571	-
Financial assets	9	901,350	901,350
Total Assets		224,532,554	202,313,738

Liabilities

Current
Accounts payable and accrued liabilities		11,327,922	12,806,458
Current portion of promissory note		200,000	200,000
Current portion of mortgage	10	13,210,731	3,790,610
Total current liabilities		24,738,653	16,797,068

Promissory note		400,000	600,000
Mortgage	10	-	9,457,876
Lease liability	3	1,785,059	-
Deferred tax	17	7,430,000	1,433,000
Total Liabilities		34,353,712	28,287,944

Shareholders' Equity
Share capital	11	207,185,559	207,061,423
Share-based payment reserve		12,083,189	8,714,188
Warrants reserve	13	11,381,930	11,393,687
Deficit		(40,471,836)	(53,143,504)
Total Shareholders' Equity		190,178,842	174,025,794
Total Liabilities and Shareholders' Equity		$224,532,554	$202,313,738

Commitments (Note 14)

Subsequent events (Note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income and Comprehensive Income

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

	Notes	March 31, 2019	March 31, 2018
			(Restated)
			(Note 5)

Gross revenue		$18,813,801	$7,839,847
Excise duty		(1,960,725)	-
Net revenue	19	16,853,076	7,839,847

Cost of goods sold		9,142,532	2,877,048
Gross profit, before changes in fair value of biological assets		7,710,544	4,962,799
Fair value changes in biological assets included in inventory sold		6,654,488	4,444,258
Unrealized gain on changes in fair value of biological assets	7	(32,640,849)	(20,494,625)
Gross profit		33,696,905	21,013,166

Expenses
Amortization	8	532,054	636,977
General and administrative	15	4,754,259	1,866,339
Marketing and promotion		1,932,654	266,448
Salaries and benefits		3,404,923	1,583,189
Selling and shipping costs		2,194,915	1,470,717
Share based compensation	12	3,406,090	3,630,576
Operating expenses		16,224,895	9,454,246

Income from operations		17,472,010	11,558,920

Interest expense		(219,396)	(71,822)
Interest income		262,442	-
Accretion expense	10	(62,516)	(31,369)
Other income		1,518,276	29,475
Loss on equity accounted investment	16	(122,839)	(43,094)

Income before income taxes		18,847,977	11,442,110

Deferred income tax expense	17	6,044,517	-

Net income and comprehensive income		$12,803,460	$11,442,110

Weighted average number of common shares - basic		105,627,315	91,921,020
Weighted average number of common shares - diluted		108,230,636	95,674,356

Earnings per share - basic	11	0.12	0.12
Earnings per share - diluted	11	0.12	0.12

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

		Share Capital
	Notes	Number of common shares	Amount - common shares	Share-based payment reserve	Warrants reserve	Deficit	Total
Balance, December 31, 2017		90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
January 2018 Exercise of stock options	11,12	175,000	664,125	(314,125)	-	-	350,000
February 27, 2018 Exercise of warrants	11,13	847,185	1,658,585	-	(726,681)	-	931,904
Exercise of broker warrants	11,13	561,406	1,594,281	-	(471,469)		1,122,812
Share-based compensation		-	-	3,630,576		-	3,630,576
Net loss and comprehensive loss		-	-	-	-	11,442,110	11,442,110
Balance, March 31, 2018		92,489,856	$108,741,206	$5,588,753	$2,163,639	$(28,147,778)	$88,345,820

Balance, December 31, 2018		105,608,486	$207,061,423	$8,714,188	$11,393,687	$(53,143,504)	$174,025,794
Adjustment on initial application of IFRS 16	3(i)	-	-	-	-	(131,792)	(131,792)
Adjusted balance, January 1, 2019		105,608,486	207,061,423	8,714,188	11,393,687	(53,275,296)	$173,894,002
Exercise of stock options	11,12	16,832	82,418	(37,089)	-	-	45,329
Exercise of broker warrants	11,13	13,730	41,718	-	(11,757)	-	29,961
Share-based compensation	12	-	-	3,406,090	-	-	3,406,090
Net income and comprehensive income		-	-	-	-	12,803,460	12,803,460
Balance, March 31, 2019		105,639,048	$207,185,559	$12,083,189	$11,381,930	$(40,471,836)	$190,178,842

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

	Notes	March 31, 2019	March 31, 2018
			(Restated)
			(Note 5)

Operating Activities
Net income		$12,803,460	$11,442,110
Items not effecting cash
Amortization	8	806,894	1,129,433
Accretion expense	10	62,516	31,369
Biological assets fair value adjustment expensed to cost of sales		6,654,488	4,444,258
Unrealized gain on changes in fair value of biological assets	7	(32,640,849)	(20,494,625)
Loss on equity accounted investment	16	122,839	43,094
Gain on revaluation of investment	16	(1,373,626)	-
Interest (income) expense, net		(43,046)	57,570
Deferred income taxes		6,044,517	-
Share-based compensation	12	3,406,090	3,630,576
		(4,156,717)	283,785
Changes in non-cash working capital
Harmonized sales tax recoverable		774,084	(649,774)
Inventory and biological assets		(4,715,223)	(2,616,067)
Accounts receivable		2,721,081	(835,313)
Prepaid expenses		(12,140,105)	713,587
Accounts payable and accrued liabilities		(1,478,536)	231,082
Cash flows used in operating activities		(18,995,416)	(2,872,700)

Investing Activities
Purchase of property and equipment	8	(10,015,984)	(6,051,925)
Interest received		-	15,054
Purchase of investments and financial assets	9,16	-	(63,179)
Redemption of short term investments		23,742,984	100,000
Cash flows provided by (used in) investing activities		13,727,000	(6,000,050)

Financing Activities
Proceeds from exercise of warrants	11	29,961	2,054,716
Proceeds from exercise of stock options	11	45,329	350,000
Proceeds from mortgage, net of costs	10	-	9,529,635
Repayment of mortgage	10	(100,271)	-
Repayment of lease liabilities	14	(106,287)	-
Repayment of promissory note		(200,000)	(200,000)
Interest paid		(219,396)	(70,905)
Cash flows (used in) provided by financing activities		(550,664)	11,663,446

Net (decrease) increase in cash		(5,819,080)	2,790,696

Cash, at beginning of period		9,022,821	17,961,043

Cash, at end of period		$3,203,741	$20,751,739

See notes 10, 11 and 13 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a company incorporated under the Business Corporations Act (Ontario)("OBCA") on March 16, 2015. The Company is the parent company of CannTrust Inc., an OBCA company incorporated on August 16, 2013, Elmcliffe Investments Inc., an OBCA company incorporated on October 31, 2013, Elmcliffe Investments [No. 2] Inc., an OBCA company incorporated on August 9, 2018 and CTI Holdings, an OBCA company incorporated on December 27, 2018. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, an OBCA company incorporated on May 4, 2015, 50% of the outstanding shares of O Cannabis We Stand on Guard for Thee Corporation, an OBCA company, and 50% of the outstanding shares of Greytrust Inc., an OBCA company. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”, and the New York Stock Exchange, under the trading symbol “CTST”. The registered head office of the Company is located at 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

The Company is a licensed producer and distributor of medical and recreational cannabis in Canada pursuant to the federal Cannabis Act and its regulations (the "Cannabis Act") which came into force on October 17, 2018. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015. On October 17, 2018, the Company commenced sale of recreational cannabis for adult use under the Cannabis Act.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various greenhouse and related assets located in the regional municipality of Niagara, Ontario. The Company received its Health Canada Sales License for its Niagara Facility in February 2018.

2.	BASIS OF PRESENTATION

Basis of Preparation

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value, as detailed in the Company’s accounting policies.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on May 13, 2019.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany transactions and balances have been eliminated.

Entity	Jurisdiction	Relationship	Ownership %	Accounting Treatment
CannTrust Inc.	Ontario	Wholly Owned Subsidiary	100%	Consolidated
Elmcliffe Investments Inc.	Ontario	Wholly Owned Subsidiary	100%	Consolidated
Elmcliffe Investments [No. 2] Inc.	Ontario	Wholly Owned Subsidiary	100%	Consolidated
CTI Holdings	Ontario	Wholly Owned Subsidiary	100%	Consolidated
Greytrust Inc.	Ontario	Joint Venture	50%	Equity Investment
Cannabis Coffee and Tea Pod Company Ltd.	Ontario	Joint Venture	50%	Equity Investment
O Cannabis We Stand On Guard for Thee Corporation	Canada	Joint Venture	50%	Equity Investment
Cannatrek Ltd.	Australia	Investment	20%	Equity Investment
Stenocare A/S	Denmark	Investment	19%	Equity Investment
Grey Wolf Animal Health	Ontario	Investment	6%	Equity Investment

Functional Currency Translation

All figures presented in these condensed interim consolidated financial statements and notes thereto are reflected in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated using the exchange rate at the date of the transaction.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in preparation of the audited financial statements for the year ended December 31, 2018, except for the changes outlined below.

New Standards Adopted in Current Year

(i)	The Company has adopted IFRS 16 for the period beginning on January 1, 2019. IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized Right-of-Use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in deficit at January 1, 2019. Accordingly, the comparative information presented for previous periods have not been restated.

Definition of a lease

Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS, the Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

Measurement

The Company recognizes a Right-of-Use asset and a lease liability at the lease commencement date. The Right-of-Use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest costs on the lease liability and decreased by the lease payment made.

Transition

Previously, the Company classified facilities and vehicle leases as operating leases under IAS 17. These leases typically run for a period of 4 to 10 years. Some leases include an option to purchase the asset or renew the lease for additional terms after the end of the non-cancellable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-Use assets are measured at their carrying value as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize Right-of-Use assets and liabilities for leases with less than 12 months of lease term
•	Excluded initial direct costs from measuring the Right-of-Use asset at the date of initial application
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease

Impacts on transition

On transition to IFRS 16, the Company recognized Right-of-Use assets and corresponding lease liabilities, recognizing the difference in deficit. The impact on transition is summarized below.

January 1, 2019
Right-of-Use assets	$1,712,037
Lease Liability	1,891,346
Deferred tax asset	47,517
Deficit	$131,792

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using the Company’s incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 5.45%.

The Company is currently committed to a future lease of $61,975,680, once initiated, will constitute a lease under IFRS 16 and the equipment will be presented in Right-of-Use assets, with a corresponding lease liability recognized.

(ii)	IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The Company has adopted IFRIC 23 on January 1, 2019 and had no significant impact.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 16.

(ii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income. Refer to Note 17.

(iii)	The valuation of biological assets is measured at fair value less costs to sell. The Company has used significant unobservable inputs in determining the fair value less costs to sell of cannabis plants at various stages of growth. Refer to Note 7.

Significant estimates include the following:

(i)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

(ii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

(iii)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

(iv)	Inputs used in option valuation models used for valuation of warrants and options. Refer to Note 12 and 13.

(v)	Inputs used in valuation model used for valuation of the financial assets. Refer to Note 9.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

5.	CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The previous accounting policy was to expense these costs to cost of goods sold during the period in which they were incurred.

These costs are capitalized to biological assets and transferred to inventory upon harvest. The capitalized costs attributable to pre-harvest costs are then expensed to cost of goods sold when the related inventory is sold. The Company believes the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. There is no impact on the gross profit, net income and comprehensive income, basic and diluted earnings per share, the statement of financial position, the statement of changes in equity and cash flows used in operating activities as the change in cost of goods sold and amortization expensed to cost of goods sold is offset by the change in fair value changes in biological assets included in inventory sold and unrealized gain on changes in the fair value of biological assets. The impact of the change in accounting policy on each line item of the financial statements is shown in the table as follows:

	3 months ended March 31, 2019
Statement of Net (loss) income and Comprehensive (loss) income	New policy	Original policy	Impact of change
Cost of goods sold	$9,142,532	$12,152,732	$(3,010,200)
Gross profit, before changes in fair value of biological assets	7,710,544	4,700,344	3,010,200
Fair value changes in biological assets included in inventory sold	6,654,488	8,311,043	(1,656,555)
Unrealized gain on changes in fair value of biological assets	(32,640,849)	(37,307,604)	4,666,755
Gross profit	$33,696,905	$33,696,905	$-

	3 months ended March 31, 2018
Statement of Net income and Comprehensive Income	New policy	Original policy	Impact of change
Cost of goods sold	$2,877,048	$5,249,243	$(2,372,195)
Gross profit, before changes in fair value of biological assets	4,962,799	2,590,604	2,372,195
Fair value changes in biological assets included in inventory sold	4,444,258	5,630,178	(1,185,920)
Unrealized gain on changes in fair value of biological assets	(20,494,625)	(24,052,739)	3,558,114
Gross profit	$21,013,166	$21,013,166	$-

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

5.	CHANGE IN ACCOUNTING POLICY (continued)

	3 months ended March 31, 2019
Statement of Cash Flows	New policy	Original policy	Impact of change
Operating Activities
Items not affecting cash:
Biological assets fair value adjustment expensed to cost of sales	$6,654,488	$8,311,043	$(1,656,555)
Unrealized gain on changes in fair value of biological assets	(32,640,849)	(37,307,604)	4,666,755
Changes in non-working capital
Inventory and biological assets	(4,715,223)	(1,705,023)	(3,010,200)
Cash flow used in operating activities	$(18,995,416)	$(18,995,416)	$-

	3 months ended March 31, 2018
Statement of Cash Flows	New policy	Original policy	Impact of change
Operating Activities
Items not affecting cash:
Biological assets fair value adjustment expensed to cost of sales	$4,444,258	$5,630,178	$(1,185,920)
Unrealized gain on changes in fair value of biological assets	(20,494,625)	(24,052,739)	3,558,114
Changes in non-working capital
Inventory and biological assets	(2,616,067)	(243,873)	(2,372,194)
Cash flow used in operating activities	$(2,872,700)	$(2,872,700)	$-

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	March 31, 2019	December 31, 2018
Short-term investment - GIC (i)	$39,543,366	$63,023,908
Restricted cash - GIC held as collateral (ii)	100,000	100,000
Total restricted cash and short-term investments	$39,643,366	$63,123,908

(i)	The investment is a one-year GIC, redeemable every 30 days, held with a large Canadian financial institution at fixed interest rate of 1.6%. The GIC is redeemable without penalty after 30 days.

(ii)	The Company has a letter of credit with a large Canadian financial institution for $100,000. A one-year GIC for $100,000 is held on collateral. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS

The changes in the carrying value of biological assets are as follows:

	Three months ended	Year ended
	March 31, 2019	December 31, 2018
Carrying amount, January 1	$10,502,579	$9,843,690
Seeds used	-	(9,656)
Changes in fair value less costs to sell due to biological transformation	32,640,849	27,840,156
Production costs capitalized	4,666,755	12,305,573
Transferred to inventory upon harvest	(26,007,757)	(39,477,184)
Carrying amount	$21,802,426	$10,502,579

The valuation of biological assets is based on a market approach where the fair value at the point of harvest is estimated based on selling price less costs to sell. Biological assets are presented at their fair value less costs to sell up to the point of harvest. Because there is no actively traded commodity market for plants and dried product, the valuation of the biological assets is obtained using valuations techniques where the inputs are based upon unobservable market data and are classified as level 3 in the fair value hierarchy. There have been no transfers between levels.

To determine fair value the Company:

•	counts the number of plants on hand at the end of the period and multiplies the number of plants by the expected yield in grams per plant and the expected selling price per gram;
•	deducts costs remaining to complete the harvest and selling costs from the expected selling price; and
•	applies a discount rate based on the number of days that the Company expects it will take to sell the yield from the biological assets.

The significant assumptions used in determining the fair value of cannabis plants are:

•	stages of plant growth (days remaining until the point of harvest);
•	wastage of plants based on their various stages of growth;
•	expected yield by plant;
•	expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);
•	percentage of costs incurred to date compared to the expected costs to be incurred in order to estimate fair value of an in-process plant; and
•	expected number of days to sell the yield from biological assets

All of the plants are to be harvested as cannabis and were on a weighted average, based on expected yield, of 54% from harvest (the percentage of days remaining until the point of harvest) as at March 31, 2019 (December 31, 2018 – 58%). The average number of days from the point of propagation to the day of harvest is 110 days.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

The Company estimates the harvest yields for the plants at various stages of growth. At March 31, 2019, it is expected that the Company’s biological assets will yield, net of waste, approximately 17,397,312 grams (December 31, 2018 – 13,926,974 grams) of biological produce, with net selling prices ranging from $2.92 to $12.00 per gram. The selling price is determined based on historical net selling prices for medical sales and the wholesale price for projected recreational sales giving a weighted average selling price of $5.28 per gram of harvested cannabis and $1.81 per gram of harvested cannabis trim (December 31, 2018 - $4.50 and $1.28, respectively). The cost remaining to complete the harvest and selling costs range from $0.45 to $2.24 per gram (December 31, 2018 – $0.61 to $2.46, respectively) with a weighted average of $1.07 per gram (December 31, 2018 - $1.54). The expected number of days to sell the yield from biological assets will not result in a significantly higher or lower fair value measurement.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that (i) a 10% decrease in selling prices would result in a $3,148,475 (December 31, 2018 - $2,071,058) decrease in the fair value of the biological assets and (ii) a 10% decrease in yield would result in a $2,180,243 (December 31, 2018 - $1,050,258) decrease in the fair value of the biological assets. Other unobservable inputs are less variable and will not result in significantly higher or lower fair value measurement.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at March 31, 2019, the Company held 7,582,879 grams of dry cannabis (December 31, 2018 – 4,471,032) and 10,432,529 grams of extracts (December 31, 2018 – 6,887,849.

Inventory is comprised of the following items:

	Dried Cannabis	Extracts	Other	March 31, 2019
Accessories	$-	$-	$149,145	$149,145
Packaging and supplies	-	-	483,588	483,588
Work-in-Progress	19,902,991	25,381,003	-	45,283,994
Finished Goods	5,974,661	3,921,798	-	9,896,459
Total Inventory	$25,877,652	$29,302,801	$632,733	$55,813,186

	Dried Cannabis	Extracts	Other	December 31, 2018
Accessories	$-	$-	$52,458	$52,458
Packaging and supplies	-	-	443,520	443,520
Work-in-Progress	11,306,993	16,505,412	-	27,812,405
Finished Goods	4,095,610	2,985,497	-	7,081,107
Total Inventory	$15,402,603	$19,490,909	$495,978	$35,389,490

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

8.	PROPERTY AND EQUIPMENT

Property and equipment	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	Total
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	675,333	3,360,622	25,158,539	2,501,273	1,323,535	33,019,302
Balance at December 31, 2018	$1,159,840	$6,327,546	$41,596,683	$21,235,761	$2,319,000	$72,638,830

Accumulated amortization
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	-	(424,341)	(1,116,348)	(2,661,805)	(571,588)	(4,774,082)
Balance at December 31, 2018	$-	$(1,327,141)	$(1,410,270)	$(6,463,316)	$(1,229,198)	$(10,429,925)

Carrying amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at December 31, 2018	$1,159,840	$5,000,405	$40,186,413	$14,772,445	$1,089,802	$62,208,905

Balance at December 31, 2018	$1,159,840	$6,327,546	$41,596,683	$21,235,761	$2,319,000	$72,638,830
Additions	5,099,077	1,026,838	2,119,859	823,241	946,969	10,015,984
Balance at March 31, 2019	$6,258,917	$7,354,384	$43,716,542	$22,059,002	$3,265,969	$82,654,814

Accumulated amortization
Balance at December 31, 2018	$-	$(1,327,141)	$(1,410,270)	$(6,463,316)	$(1,229,198)	$(10,429,925)
Amortization	-	(283,848)	(539,169)	(657,549)	(239,821)	(1,720,386)
Balance at March 31, 2019	$-	$(1,610,989)	$(1,949,439)	$(7,120,865)	$(1,469,019)	$(12,150,311)

Carrying amounts
Balance at December 31, 2018	$1,159,840	$5,000,405	$40,186,413	$14,772,445	$1,089,802	$62,208,905
Balance at March 31, 2019	$6,258,917	$5,743,395	$41,767,103	$14,938,137	$1,796,950	$70,504,503

As at March 31, 2019, $489,904 (March 31, 2018 - $95,820) of amortization from the current period remains capitalized to ending inventory. During the quarter ended March 31, 2019, inventory expensed to cost of goods sold included amortization of $806,894 (March 31, 2018 - $238,301).

Right-of-Use assets	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	Total
Balance at December 31, 2018	$-	$-	$-	$-	$-	$-
Additions (IFRS 16)	-	-	2,518,977	492,087	-	3,011,064
Balance at March 31, 2019	$-	$-	$2,518,977	$492,087	$-	$3,011,064

Accumulated amortization
Balance at December 31, 2018	$-	$-	$-	$-	$-	$-
Accumulated amortization (IFRS 16)			$(1,247,768)	$(51,259)		(1,299,028)
Amortization	-	-	(77,710)	(30,755)	-	(108,466)
Balance at March 31, 2019	$-	$-	$(1,325,479)	$(82,014)	$-	$(1,407,493)

Carrying amounts
Balance at December 31, 2018	$-	$-	$-	$-	$-	$-
Balance at March 31, 2019	$-	$-	$1,193,498	$410,073	$-	$1,603,571

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

9.	FINANCIAL ASSETS

	March 31, 2019	December 31, 2018
Convertible Debenture (i)	750,000	750,000
Received Warrants on purchase of shares (ii)	151,350	151,350
	$901,350	$901,350

(i)	On December 20, 2018, the Company made an additional investment of $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share. The change in fair value of the warrants between the purchase date and March 31, 2019 was not material.

(ii)	As part of the purchase of shares (see note 16 (vi)), the Company received 6,400,000 warrants exercisable to purchase 6,400,000 shares of Cannatrek at $0.40 a share. The total considerations paid was allocated to common shares and warrants in the amounts of $5,887,050 and $151,350.

The warrants were valued at $151,350 at the grant date using a Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 80%; (iii) average risk-free rate of 2.09%; (iv) share price of $0.19; (v) forfeiture rate of 0%; and (vi) expected life of 1.17. The change in fair value between the grant date and March 31, 2019 was not material. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in volatility would result in a $19,119 decrease in the valuation of the warrants and a 5% decrease in share price would result in a $19,640 decrease in the valuation of the warrants.

10.	MORTGAGE

The following table reflects a continuity of the Company’s mortgage payable:

	March 31, 2019	December 31, 2018
Carrying amount, January 1	$13,248,486	$-
Advance of mortgage financing (net of costs)	-	9,529,638
Second advance of mortgage financing (net of costs)	-	3,750,000
Accretion expense	62,516	208,842
Mortgage payments	(100,271)	(239,994)
Carrying amount	$13,210,731	$13,248,486
Less: current portion of mortage	(13,210,731)	(3,790,610)
Non-current portion of mortgage	$-	$9,457,876

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company. The first advance has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the first portion of the mortgage is 9.09%.

On December 27, 2018 the Company secured $3,750,000 being a second advance of mortgage financing. The second advance has a one-year term and an amortization period of nineteen years and two months bearing an annual interest rate of 5.45% with a maturity date of December 27, 2019. The effective interest rate of the second portion of the mortgage is 5.6%.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

11.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of Common Shares	Amount - Common shares
Balance, December 31, 2017	90,906,265	$104,824,215
January 2018 Exercise of stock options (i)	175,000	664,125
February 27, 2018 Exercise of warrants (ii)	847,185	1,658,585
Exercise of broker warrants (iii)	561,406	1,594,281
Balance, March 31, 2018	92,489,856	108,741,206

Balance, December 31, 2018	105,608,486	$207,061,423
Exercise of stock options (iv)	16,832	82,418
Exercise of broker warrants (v)	13,730	41,718
Balance, March 31, 2019	105,639,048	$207,185,559

(i)	In January 2018, 175,000 stock options were exercised at $2.00 per share for gross proceeds of $350,000. The carrying value of the options was $314,125.

(ii)	On February 27, 2018, 847,185 warrants were exercised to purchase 847,185 common shares at $1.10 per share for gross proceeds of $931,904. The carrying value of the warrants was $726,681.

(iii)	During the three months ended March 31, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469.

(iv)	During the three months ended March 31, 2019, 16,832 stock options were exercised at a weighted average strike price of $2.69 per share for gross proceeds of $45,329. The carrying value of the options was $37,089.

(v)	During the three months ended March 31, 2019, 13,480 broker warrants were exercised to purchase 13,480 common shares at $2.00 per share for gross proceeds of $26,961. The carrying value of the warrants was $11,320. 250 broker warrants were exercised to purchase 250 common shares at $12.00 broker warrants per share for gross proceeds of $3,000. The carrying value of the warrants was $437.

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted earnings per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

11.	SHARE CAPITAL (continued)

	Three months ended
	March 31, 2019	March 31, 2018
Numerator - basic and diluted earnings per share:
Net income and comprehensive income	$12,803,460	$11,442,110

Denominator - basic earnings per share:
Weighted average number of shares - basic	105,627,315	91,921,020

Denominator - diluted earnings per share:
Stock Options	1,210,405	2,066,223
Warrants	1,392,917	1,687,113
Weighted average number of shares - diluted	108,230,636	95,674,356

Earnings per share - basic	$0.12	$0.12
Earnings per share - diluted	$0.12	$0.12

12.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establishes expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares. The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Weighted Average exercise price
December 31, 2017	3,526,000	$3.45
Options granted	483,500	10.16
Options forfeited	(78,000)	2.24
Options exercised	(175,000)	2.00
March 31, 2018	3,756,500	$4.41

December 31, 2018	4,114,563	$7.59
Options granted	525,079	10.40
Options forfeited	(198,002)	4.78
Options exercised	(16,832)	2.69
March 31, 2019	4,424,808	$8.07

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

12.	STOCK OPTION PLAN (continued)

The weighted average fair value of common shares issued during the three months ended March 31, 2019 was $8.82 at time of exercise of options.

The following is a summary of the outstanding stock options as at March 31, 2019.

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (years)	Exercise Price per share	Number Exercisable	Exercise Price per share
1,140,556	8.4	$0.00 - $3.50	523,871	$0.00 - $3.50
405,507	8.9	$3.51 - $6.72	46,498	$3.51 - $6.72
660,666	9.1	$6.73 - $9.00	120,307	$6.73 - $9.00
2,218,079	9.5	$9.01 - $11.88	580,118	$9.01 - $11.88
4,424,808	9.1	$8.07	1,270,794	$6.87

For the three months ended March 31, 2019, the Company recorded $3,406,090 (March 31, 2018 - $3,630,576) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. In determining the amount of share-based compensation for the three months ended March 31, 2019, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Risk-free interest rate	1.64% - 1.78%	2.30% - 2.44%
Expected life of options (years)	3 - 5	4 - 6
Expected annualized volatility	79% - 81%	74% - 87%
Expected dividend yield	Nil	Nil
Forfeiture rate	5.76%	5.76%
Exercise price (per share)	$7.08 - $11.20	$8.48 - $11.14

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

13.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

	Number of Warrants	Number of common shares to be issued on exercise of warrants	Amount	Weighted average exercise price	Weighted average remaining life in years
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
February 27, 2018 Exercise of warrants (i)	(847,185)	(847,185)	(726,681)	1.10
Exercise of broker warrants (ii)	(561,406)	(561,406)	(471,469)	2.00
March 31, 2018	1,042,131	2,042,130	$2,163,639	$1.63	1.98

December 31, 2018	6,181,507	7,181,506	$11,393,687	$9.60	1.38
Exercise of broker warrants (iii)	(13,480)	(13,480)	(11,320)	2.00
Exercise of broker warrants (iv)	(250)	(250)	(437)	12.00
March 31, 2019	6,167,777	7,167,776	$11,381,930	$9.61	1.13

(i)	On February 27, 2018, 847,185 warrants were exercised to purchase 847,185 common shares at $1.10 per share for gross proceeds of $931,904. The carrying value of the warrants was $726,681.

(ii)	During the three months ended March 31, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469.

(iii)	During the three months ended March 31, 2019, 13,480 broker warrants were exercised to purchase 13,480 common shares at $2.00 per share for gross proceeds of $26,960. The carrying value of the warrants was $11,320.

(iv)	250 broker warrants were exercised to purchase 250 common shares at $12.00 per share for gross proceeds of $3,000. The carrying value of the warrants was $437.

The weighted average fair value of common shares issued on exercise of warrants during the quarter ended March 31, 2019 was $9.88 at the time of exercise.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

14.	COMMITMENTS

The Company’s commitments consist of the following:

	Leases	Marketing	Total
2019	$3,289,072	$973,865	$4,262,937
2020	3,539,474	-	3,539,474
2021	3,510,837	-	3,510,837
2022	3,487,971	-	3,487,971
2023	3,382,177	-	3,382,177
Beyond	47,772,920	-	47,772,920
Total	$64,982,451	$973,865	$65,956,316

On March 7, 2018, the Company executed a long-term non-cancellable lease agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Greenhouse Facility. As part of the agreement, the Company is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be presented as Right-of-Use assets, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred. Additionally, the Company has a lease commitment until November 30, 2023 for the rental of the head office and production facilities.

The Company entered into service contract with Breakthru to provide development of a route-to-market platform for the Company’s products in the wholesale market. Additionally, the Company has entered into a service contract with Adobe to provide advertising cloud services for a one-year term.

15.	RELATED PARTY TRANSACTIONS

Key Management and Director Compensation

During the three-month period ended March 31, 2019, the compensation of key management and directors of the Company totaled $404,712 (March 31, 2018 - $397,523), and consisted of salaries, bonuses, and director fees. There were 309,129 (March 31, 2018 – 285,000) stock options valued at $1,842,899 (March 31, 2018 - $2,269,189 ) issued to key management and directors during the year three-month period ended March 31, 2019. There were Nil (March 31, 2018 – 175,000) stock options valued at $Nil (March 31, 2018 – $314,125) exercised by key management and directors during the three-month period ended March 31, 2019. There were Nil (March 31, 2018 – 75,000) stock options valued at $Nil (March 31, 2018 –$289,575) forfeited by key management and directors during the three-month period ended March 31, 2019. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

During the three-month period ended March 31, 2019, the Company incurred $25,000 (March 31, 2018 - $80,000) of management fees to related parties, of which $Nil (December 31, 2018 - $26,667) was unpaid and included in accounts payable at March 31, 2019. The management services agreement was cancelled effective March 31, 2019. During the three-month period ended March 31, 2019, the Company incurred legal fees of $262,049 (March 31, 2018 - $159,447) relating to corporate services provided by a firm at which a director of the Company is a partner.

Other Related Party Transactions

During the three-month period ended March 31, 2019, the Company transacted with its associate Stenocare (see Note 18 (iv)). The Company sold cannabis extracts to Stenocare in the amount of $196,623.

All intercompany eliminations have been made with regards to these transactions.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

16.	INVESTMENTS

	Investment Balance at December 31, 2018	Share of Net Loss	Changes in Fair value	Investment Balance at March 31, 2019

CCTP (i)	$171,469	$(25,309)	$-	$146,160
GWAH (ii)	884,814	-	-	884,814
O'Cannabis (iii)	500,000	(66,525)	-	433,475
Stenocare (iv)	347,181	58,602	-	405,783
NAC (v)	2,912,088	-	1,373,626	4,285,714
Cannatrek (vi)	5,846,380	(89,607)	-	5,756,773
	$10,661,932	$(122,839)	$1,373,626	$11,912,719

(i)	On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. During the three-month period ended March 31, 2019, CCTP had a net loss and comprehensive loss after tax of $50,618 (March 31, 2018 - $86,188) of which $25,309 (March 31, 2018 - $43,094) was the Company’s share. The investment is accounted for using the equity method.

As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein.

(ii)	On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health (“GWAH”) to form the joint venture, Greytrust. Both the Company and GWAH obtained 50% ownership of Greytrust and each had the right to appoint one member of the Board of Directors of Greytrust. The cost of the investment was nominal. Greytrust will develop and distribute medical cannabis Animal Healthcare products. As part of the investment, the Company had received 4,321,800 warrants exercisable to purchase 4,321,800 common shares of GWAH at $1.10 per share.

On August 14, 2018, the Company executed an agreement to purchase 769,231 common shares of GWAH at $1.30 per share for a total of $1,000,000. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The transactions of GWAH had no material impact on the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019. The investment is accounted for using the equity method.

On December 20, 2018, the Company made an additional investment of $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share (note 9 (i)).

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

16.	INVESTMENTS (continued)

(iii)	On October 5, 2018, the Company acquired a 50% interest in the joint venture, O’Cannabis, a telemedicine service provider for gross proceeds of $500,000. The Company is entitled to appoint two out of four board members of O’Cannabis. During the three months ended March 31, 2019, O’Cannabis had a net loss and comprehensive loss after tax of $133,050 of which $66,625 was the Company’s share. The investment is accounted for using the equity method.

(iv)	On March 8, 2018, the Company obtained a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. Stenocare is licensed to produce and sell cannabis products in Denmark. The cost of the investment was nominal. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S (“Stenocare”). On October 15, 2018, as part of Stenocare’s initial public offering, the Company purchased 272,727 common shares of Stenocare for $487,804. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post IPO, the Company’s ownership decreased from 25% to 19% of the common shares outstanding of Stenocare. The Company is entitled to nominate three out of six board members of Stenocare. During the three months ended March 31, 2019, Stenocare had a net income and comprehensive income after tax of $308,432 of which $58,602 was the Company’s share. The investment is accounted for using the equity method.

(v)	On October 26, 2018, the Company invested $5 million in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol META. The Company also committed an additional investment of $10 million, contingent on NAC achieving specific performance targets. The Company owns approximately 3% of the outstanding common shares of NAC. The investment is initially measured at fair value. Subsequently, the investment is measured at the fair value through profit and loss.

(vi)	On October 26, 2018, the Company entered into a strategic partnership with an Australian licensed producer, Cannatrek Ltd (“Cannatrek”). As part of the partnership, the Company made an investment of $6,038,400 for a 6,400,000 shares or 19.8% stake in Cannatrek, with an option to maintain this percentage through any future share issuances up to and including Cannatrek completing an initial public offering. In addition, the Company had received 6,400,000 options at an exercise price of $0.40. The total considerations paid was allocated to common shares and options in the amounts of $5,887,050 and $151,350. The Company is entitled to appoint one out of five board members of Cannatrek. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The Company’s share of net losses is $89,607 as at March 31, 2019.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

17.	INCOME TAXES

The Company’s combined Canadian federal and provincial statutory income tax rate is 26.5% for the periods ended March 31, 2019 and 2018. The rate is expected to apply for the full year and is applied to the pre-tax income for the three month periods. The effective tax rate of 32.1% differs from the statutory rate due to non-deductible share-based compensation.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

		Three Months Ended March 31,
	Notes	2019	2018
Balance - beginning of period		$(1,433,000)	$-
Recognition in equity	3(i)	47,517	-
Recognized in net income (loss)		(6,044,517)	(1,433,000)
Balance - end of period		$(7,430,000)	$(1,433,000)

18.	FINANCIAL INSTRUMENTS

Fair Value Disclosures

Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.

The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

The promissory note payable is non-interest bearing and its fair value approximates its carrying value.

The Company uses quoted prices in active markets to determine the fair value of marketable securities. The fair value of marketable securities is based upon the level 1 hierarchy inputs.

The carrying value and fair value of the mortgage is as follows:

As at March 31, 2019	Carrying Value	Fair Value
Mortgage	$13,210,731	$13,358,006

The Company uses the Government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the mortgage payable is based upon level 2 fair value hierarchy inputs.

The following table summarizes the valuation techniques and the impact of significant unobservable inputs to fair value measurement of level 3 financial instruments:

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019 and March 31, 2018

(in Canadian dollars) (unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

Financial Asset/Liability	Valuation Method	Significant Unobservable Inputs	Impact of Unobservable Inputs to Fair Value
Cannatrek Warrants	Black-Scholes option pricing Model	Share price	Increase/decrease in share price will result in an increase/decrease in fair value.
GWAH Convertible Debt	Discounted Cash Flow	Weighted average cost of capital	Increase/decrease in weighted average cost of capital will result in an decrease/increase in fair value.

19.	REVENUE

The following table disaggregates revenue by major source:

Canadian Medical	Three months ended
	March 31, 2019	March 31, 2018

Dried Cannabis	$3,048,453	$2,413,229
Extracts	7,956,204	4,477,526
Other	366,085	344,918
	$11,370,742	$7,235,673

Wholesale	Three months ended
	March 31, 2019	March 31, 2018
Dried Cannabis	$4,357,638	$604,174
Extracts	1,124,696	-
Other	-	-
	$5,482,334	$604,174

Total	$16,853,076	$7,839,847

Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

20.	SUBSEQUENT EVENTS

On May 6, 2019, the Company completed an underwritten public offering of 30,909,091 common shares at a price of US$5.50 per share for gross proceeds to the Company of approximately US$170 million before deducting underwriting discounts and commissions and estimated offering expenses, and net proceeds of approximately US$160 million. In connection with the offering, the underwriters have an option to acquire up to 4,636,363 additional common shares within 30 days of May 1, 2019 at a net price to the Company of US$5.19 per share.